Exhibit 4.6

[__]

Trinity Place Holdings Inc.

717 Fifth Avenue

Suite 1303

New York, NY 10022

Re: Trinity Place Holdings Inc. - Rights Offer

This Letter of Agreement sets forth the terms and conditions of engagement of D.F. King & Co., Inc. (“D.F. King”), a division of American Stock Transfer & Trust Company, LLC, as information agent by Trinity Place Holdings Inc. (“TPHS”) in connection with the common stock rights offer (the “Offer”).

Services: D.F. King shall perform the following services:

a)	Review the documents and make recommendations where appropriate;
b)	Provide a toll-free number for shareholder queries and a direct line for any questions from banks and brokers;
c)	Notify banks, brokers and agents of the offering through direct contact or e-mail, while performing follow-up communication where necessary with those firms which do not respond to the initial notice;
d)	Follow up with banks and brokers (including Broadridge) to confirm receipt of all material and make certain that all material has been forwarded in a timely manner;
e)	Contact the reorganization departments of banks and brokers to solicit information regarding participation of their beneficial holders;
f)	Provide reports to TPHS detailing the feedback obtained from the reorganization department of banks and brokers.

Fees. In consideration of D.F. King providing the services listed above, TPHS shall pay D.F. King the fees listed below plus all reasonable out-of-pocket expenses. The fees are the following:

a.	$8,500 upon signing this agreement;
b.	Extension fee of $1,000 for each extension after the original expiration date.
c.	Out of pocket expenses at the completion or termination of the Rights Offer

The expenses are as follows:

a)	expenses incidental to the information agency, including postage and freight charges incurred in delivering exchange offer materials;

b)	expenses incurred by D.F. King in working with its agents or other parties involved in the Offer, including charges for bank threshold lists, data processing, telephone directory assistance, facsimile transmissions or other forms of electronic communication;
c)	expenses incurred by D.F. King at TPHS’s request or for TPHS’s convenience, including copying expenses, expenses relating to the printing of additional and/or supplemental material and travel expenses of D.F. King’s executives; and
d)	any other fees and expenses authorized by TPHS and resulting from extraordinary contingencies which arise during the course of solicitation, including fees and expenses for tombstone advertising (including production and posting), media relations, stock watch and analytical services.
e)	Expense of $5.00 per telephone call for outbound and inbound calls to shareholders.

Compliance with Applicable Laws. TPHS and D.F. King hereby represent to one another that each shall use its best efforts to comply with all applicable laws relating to the exchanging of shares in the Offer, including, without limitation, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder.

Indemnification. TPHS agrees to indemnify and hold harmless D.F. King and its stockholders, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including the reasonable and customary fees, costs and expenses of counsel retained by D.F. King, which result from claims, actions, suits, subpoenas, demands or other proceedings brought against or involving D.F. King which directly relate to or arise out of D.F. King’s performance of the Services (except for costs, damages, liabilities, judgments or expenses which shall have been determined by a court of law pursuant to a final and nonappealable judgment to have directly resulted from D.F. King’s gross negligence, bad faith or intentional misconduct). In addition the prevailing party shall be entitled to reasonable attorneys’ fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph. The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.

Governing Law. This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York.

Confidentiality. D.F. King agrees to preserve the confidentiality of (i) all material non-public information provided by TPHS or its agents for D.F. King’s use in fulfilling its obligations hereunder and (ii) any information developed by D.F. King based upon such material non-public information (collectively, “Confidential Information”). TPHS agrees that all reports, documents and other work product provided to TPHS by D.F. King pursuant to the terms of this Agreement are for the exclusive use of TPHS and may not be disclosed to any other person or entity other than TPHS’s representatives and advisors without the prior written consent of D.F. King, which consent shall not be unreasonably withheld. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon all successors to TPHS (by operation of law or otherwise).

If the above is agreed to by you, please execute and return a signed, dated copy of this agreement to D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, Attn: Peter Tomaszewski.

Agreed to and accepted as of
the date first set forth above:

Trinity Place Holdings Inc.		D.F. King & Co., Inc.

By:		By:	Peter Tomaszewski

Title:	Chief Financial Officer	Title:	Vice President